Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME REPORTS THIRD QUARTER RESULTS

Vancouver, Canada, November 14, 2008 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the third quarter ended September 30, 2008.  Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP).  At close of business on September 30, 2008, the exchange rate was CAD$1.00=US$0.9397.

Results of Operations
We recorded a net loss of $11.7 million ($0.18 per common share) for the three months ended September 30, 2008 (“Q3-2008”), compared to a net loss of $31.6 million ($0.50 per common share) for the three months ended September 30, 2007 (“Q3-2007”).  The decrease in net loss for the current quarter as compared to the same period in 2007 was largely due to a foreign exchange gain recognized in Q3-2008, relative to a significant foreign exchange loss recognized in Q3-2007.  A decrease in research and development expenditures also contributed to the decrease in net loss.

Revenue for Q3-2008 was $0.5 million, a decrease of $0.5 million from $1.0 million in Q3-2007.

Research and development expenditures were $8.4 million for Q3-2008, compared to $15.0 million for Q3-2007.  The decrease of $6.6 million was primarily due to the completion of the Phase 2b trial for vernakalant (oral) in the quarter, partially offset by increased costs for vernakalant (iv) relating to the ongoing Phase 3 European comparator study.  General and administration expenses were $4.8 million in Q3-2008 compared to $4.2 million in Q3-2007.  The increase of $0.6 million was due to increased legal and consulting costs relating to the Company’s ongoing strategic process.  Amortization was $0.9 million for Q3-2008 compared to $1.0 million for Q3-2007.  Interest and other income was $0.2 million for Q3-2008 compared to $1.1 million for Q3-2007.  Foreign exchange gain was $1.7 million for Q3-2008 compared to a loss of $13.4 million in Q3-2007.  Foreign exchange gains and losses are primarily attributable to the translation of U.S. and euro denominated net monetary assets into Canadian dollars for reporting purposes at period end.

Stock-based compensation, a non-cash item included in operating expenses, decreased to $0.5 million for Q3-2008, as compared to $1.6 million for Q3-2007.

Liquidity and Outstanding Share Capital
At September 30, 2008, the Company had cash and cash equivalents of $43.7 million.  As of November 14, 2008, the Company had 63,762,296 common shares issued and outstanding, 2,272,727 Series A preferred shares, and 4,843,562 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $8.32 per share.

Conference Call Notification
Cardiome will hold a teleconference and webcast on Monday, November 17, 2008 at 9:00am Eastern (6:00am Pacific).  To access the conference call, please dial 416-641-6117 or 866-299-6655.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 17, 2008.  Please dial 416-695-5800 or 800-408-3053 and enter code 3275435# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.